**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549**

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/1/2022 AND ENDING 09/30/2023
_____MM/DD/YY_____MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: First Command Brokerage Services, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1 FirstComm Plaza
(No. and Street)

Fort Worth	Texas	76109
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Meeghan Hubka	817-731-8621	mlhubka@firstcommand.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Weaver and Tidwell, LLP
(Name – if individual, state last, first, and middle name)

2821 West 7th Street, Suite 700	Fort Worth	Texas	76107
(Address)	(City)	(State)	(Zip Code)

10/14/2003	410
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PUBLIC

OATH OR AFFIRMATION

I, Meeghan Hubka, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of First Command Brokerage Services, Inc., as of 9/30, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MARY ANN NIESWIADOMY
Notary ID #3923990
My Commission Expires
August 6, 2026
NOTARY PUBLIC
STATE OF TEXAS

Signature: Meeghan Hubka

Title:
VP-Corporate Controller, FINOP

Mary Ann Nieswiadomy
Notary Public

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [x] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



First Command Brokerage Services, Inc.

Financial Statements

September 30, 2023

First Command Brokerage Services, Inc.

(SEC I.D. No. 8-7072)

Statement of Financial Condition
September 30, 2023
And Independent Registered Public Accounting Firm Report

Filed Pursuant to Rule 17 a-5(e)(3) as a PUBLIC DOCUMENT

FIRST COMMAND BROKERAGE SERVICES, INC.

Table of Contents



Report of Independent Registered Public Accounting Firm

To the Board of Directors of
First Command Brokerage Services, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of First Command Brokerage Services, Inc. (the Company) as of September 30, 2023, and the related notes (collectively referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2023, in conformity with accounting principles generally accepted in the Unites States of America.

Basis for Opinion

This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

We have served as the Company’s auditor since 2012.

Fort Worth, Texas
December 7, 2023

Weaver and Tidwell, L.L.P.
2821 West 7th Street, Suite 700 | Fort Worth, Texas 76107
Main: 817.332.7905

FIRST COMMAND BROKERAGE SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2023

ASSETS

Cash and cash equivalents	$	4,946,318
Commissions and fees receivable		4,582,647
Accounts receivable, prepaid expenses and other		2,924,081
Accounts receivable, affiliates		234,444
TOTAL ASSETS	$	12,687,490

LIABILITIES

Accrued commissions payable	$	1,708,144
Accounts payable, parent company		734,944
Accounts payable, affiliates		1,042,497
Other accrued liabilities		1,106,001
Total liabilities		4,591,586

STOCKHOLDER'S EQUITY

Common stock	
Class A - voting	2,046
Class B - non-voting	927
Additional paid-in capital	116,805
Retained earnings	7,976,245
Treasury stock, at cost	(119)
Total stockholder's equity	8,095,904

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	12,687,490

The Notes to Statement of Financial Condition are
an integral part of this statement.

FIRST COMMAND BROKERAGE SERVICES, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

First Command Brokerage Services, Inc. (the Company or FCBS), a wholly owned subsidiary of First Command Financial Services, Inc. (FCFS), was chartered in Texas in 1958, and is engaged in the sale of mutual funds and other variable investments to middle income American families with a concentration to United States military personnel. The Company is a licensed, fully-disclosed broker/dealer registered with the Securities Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The corporate office is located in Fort Worth, Texas.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash and cash equivalents include demand deposits and a money market account. Carrying value approximates fair value.

Commissions and Fees Receivable

Commissions receivable represents $256,059 and $177,418 due from mutual fund companies and insurance companies for the sale and servicing of investment products by the Company's independent advisors as of September 30, 2023 and October 1, 2022, respectively. Fees receivable represent the accrual of $4,326,588 and $4,442,540 of fees for assets under the Company's management and are collected on a quarterly basis as of September 30, 2023 and October 1, 2022 respectively.

Accounts Receivable

Accounts receivable represents $2,377,894 and $2,268,717 of fees receivable from investors' individual retirement custodial accounts as of September 30, 2023 and October 1, 2022 respectively. These fees are collected each December.

FIRST COMMAND BROKERAGE SERVICES, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Credit Losses

Included in the scope of ASC Topic 326, Financial Instruments - Credit Losses (ASC 326) are the Company's commissions and fees receivable and accounts receivable. Under the provisions of ASC 326, the allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost. The Company's expectation is that credit risk is not significant until receivables are more than 90 days past due based on the contractual agreement and expectation of collection in accordance with industry standards. Based on historical losses and the short-term nature of the Company's receivables, management has determined that no allowance is necessary at September 30, 2023.

Income Taxes

Since December 1, 1998, the Company has been a Subchapter S corporation for federal income tax purposes. A Subchapter S corporation generally pays no federal income taxes, and its taxable income, if any, is taxed at the stockholder level. FCFS files a consolidated tax return that includes FCBS. Any tax positions are taken at the consolidated level.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments, commissions and fees receivable, and other receivables. The Company places its temporary cash investments with financial institutions and investment companies. Therefore, the majority of these funds are not insured by the Federal Deposit Insurance Corporation. The company regularly assesses the creditworthiness and stability of these institutions and investment companies to mitigate this concentration risk. Concentrations of credit risk with respect to commissions and fees receivable are limited due to the number of investment companies comprising the Company's supplier base.

Subsequent Events

The Company evaluated for recognition or disclosure, all events or transactions that occurred after September 30, 2023, through December 7, 2023, the date these financial statements were available to be issued.

FIRST COMMAND BROKERAGE SERVICES, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION

NOTE 2. RELATED PARTY TRANSACTIONS

The Company shares office facilities, software, employees, and personnel costs with its parent company, FCFS. FCFS charges costs to the Company that are clearly applicable to the operations of FCBS. The Company and its parent share in other operating expenses through an Assigned Fixed Fee. A reasonable allocation method is used to determine the Assigned Fixed Fee, which calculates an estimate of common expenses, or those costs not clearly applicable to any one legal entity, based largely on departmental time allocations and bifurcation of software and technology items based on estimated usage from FCFS, FCBS, or both. The Assigned Fixed Fee included select advisor expenses, rent, equipment usage, general and administrative expenses, advisor service fee income and other income. The Assigned Fixed Fee is for the duration of a year and is re-assessed annually.

The Company provides services to First Command Advisory Services, Inc. (FCAS) for all necessary brokerage back office operations of its asset management operations. FCBS manages the relationships with the clearing broker dealer and various fund companies for the asset management operations.

First Command Bank (FCB) provides custodial services to FCBS. As of September 30, 2023, the remaining payable of $777,735 for these services are recorded in accounts payable, affiliates.

The Company had the following balances associated with entities at year-end, which were reflected in the accompanying Statement of Financial Condition as 1) accounts receivable, affiliates, 2) accounts payable, parent company or 3) accounts payable, affiliates.

	Balances Due From	Balances Due To
Parent Company:		
First Command Financial Services, Inc.	$ -	$ 734,944
	$ -	$ 734,944
Affiliates:		
First Command Advisory Services, Inc.	$ 234,444	$ -
First Command Bank	-	762,326
First Command Europe, Ltd.	-	3,829
First Command Insurance Services, Inc.	-	276,342
	$ 234,444	$ 1,042,497

All intercompany balances are due on demand and are settled periodically by the payment of cash between the companies.

At September 30, 2023, FCBS had cash balances held at FCB of $339,372.

FIRST COMMAND BROKERAGE SERVICES, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION

NOTE 3. COMMON STOCK

At September 30, 2023, the common stock of the Company is as follows:

	Voting Class A	Non-voting Class B
Par value per share	$ 0.02	$ 0.02
Number of shares authorized	750,000	750,000
Number of shares issued	102,300	46,368
Number of previously issued shares repurchased and held as treasury stock	3,100	2,834
Number of shares outstanding	99,200	43,534

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2023, the Company had net capital of $2,040,616 which was $1,734,510 in excess of its required net capital of $306,106. The Company's aggregate indebtedness to net capital ratio was 2.25. Management monitors the company's capital position to ensure compliance with regulatory requirements. In the event that capital falls below prescribed thresholds, it may be subject to limitations on future dividend payments.

NOTE 5. COMMITMENTS AND CONTINGENCIES

The Company is not currently involved in or aware of any litigation that it believes could have a material adverse effect on its financial condition or results of operations.



FIRST COMMAND®
Get Squared Away

December 7, 2023

Dear Sir/Madam:

Enclosed you will find the “Public” audited Financial Statements as of September 30, 2023.

Sincerely,

DocuSigned by:
Meeghan Hubka
5748455D62F6404...

Meeghan Hubka
Vice President, Controller & FINOP

1 FirstComm Plaza ▪ Fort Worth, Texas 76109-4999 ▪ PO Box 2387 ▪ Fort Worth, Texas 76113 ▪ **1.833.591.3237** ▪ Overseas, Call **1.817.731.8621** ▪ **www.firstcommand.com**